Tabatha I, Inc.
1117 Herkimer Street
Houston, Texas 77008
Tel: (713) 802-2944
Fax: (713) 868-0085

July 13, 2005

Mr. Brian K. Bhandari      Via Federal Express
U.S. Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re: Tabatha I, Inc. (the “Company” or “Tabatha”)
Item 4.01 Form 8-K
File No. 000-31743

Dear Mr. Bhandari:

Please be advised the Company filed its amended Form 8-K/A (First Amendment) on July 13, 2005. Three courtesy copies of the Form 8-K/A (including redlines) are enclosed herewith and a Form 8-K disclosing the change in the Company’s year end from June 30 to March 31 is also enclosed and filed as of such date. The following are our responses to your comment letter dated June 22, 2005. Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

Form 8-K filed June 15, 2005

1.	As requested, Tabatha has provided additional disclosures under Item 4.01 related to the engagement of Lopez, Blevins, Bork & Associates L.L.P. as required by Item 304(a)(2) of Regulation S-B.

2.	As requested, Tabatha has filed a Form 8-K disclosing the change in the Company’s year end from June 30 to March 31.

3.
As requested, Tabatha has revised its disclosure to indicate a copy of the letter from its previous principal accountant was filed as an exhibit to its form 8-K filed on June 15, 2005 rather than June 13, 2005.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

        If you have any questions or comments, please do not hesitate to contact Mr. Carl Chase at (713) 248-5978.

Very Truly yours,

Tabatha I, Inc.

/s/ J. Leonard Ivins
J. Leonard Ivins
Chief Executive Office